

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via E-mail
Gavriel Bolotin
President and Chief Executive Officer
Plesk Corp.
4014 14th Ave.
Brooklyn, NY 11218

> **Re: Plesk Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 27, 2011**
> **File No. 333-175667**

Dear Mr. Bolotin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Information, page 3

1. We note that the amount presented in the second table on page 4 under the caption "Working capital deficit" should be presented in brackets as it is a negative amount. Please revise as appropriate.

We may be exposed to potential risks … page 10

2. We note your response to comment 17 in our letter dated August 16, 2011 and your revised disclosure. However, we note your disclosure "As we develop our product…" Please revise to make clear that you will not be developing any products as stated in your response.

Description of Securities, page 16

3. We note your response to comment 19 in our letter dated August 16, 2011 and your revised disclosures on pages 16 and 29. On page 29 we note your disclosure, "Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete." Please remove this mitigating language. Any summary or description of any material contract or agreement in the prospectus is required to be materially complete.

Overview, page 16

4. We note your response to comment 2 in our letter dated August 16, 2011. On pages 17 and 23 where you disclose "We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause its plans to change," please augment these disclosures to state that neither the company nor any of your shareholders have plans to enter into a change of control or similar transaction or to change management.

Marketing, page 19

5. We note your revisions under this heading disclosing that you intend to list your company on www.Alibaba.com and www.Tradkey.com and feature some of the products you have already sold. In light of the fact that you have only sold one product to date, please revise or advise.

Target Market, page 19

6. We note your response to comment 23 in our letter dated August 16, 2011. Please incorporate the details provided in your written response into your disclosure.

Plan of Operations, page 24

7. We note your statement in the fourth paragraph "we have spent nothing developing our site." Please reconcile your statement with your disclosure on page 25 in the paragraph entitled "Total operating expenses," where you disclose that you have spent $5,281 on website related expenses.

8. We note your revisions to Note 7 in response to comment 38 in our letter dated August 16, 2011 as well as the revisions you made under this heading in the last paragraph on page 24 and we reissue this comment. Since you have already generated revenue, it appears that you will not be able to defer the payment under this contract. Therefore, please delete disclosure suggesting that you can defer these payment obligations or explain to us why this disclosure is appropriate.

Results of Operations, page 25

9. Please revise to also provide a discussion of your results of operations for the year ended May 31, 2011 and for the interim period ended November 30, 2011 compared to the interim period ended November 30, 2010. Please refer to the Instructions to Items 303(A), 303(B) and 303(D) of Regulation S-K.

    You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ James Allegretto for

                                        Mara L. Ransom
                                        Assistant Director